UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 922-5494

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M8791A109

1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 37,268,205
	8	Shared Voting Power
	9	Sole Dispositive Power 37,268,205
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,268,205
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 43.5%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 85,589,893 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 72,789,893 shares outstanding as of November 9, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021; plus (ii) 12,800,000 shares that would be issued pursuant to the terms of a convertible loan if converted on January 19, 2022.

CUSIP No.  M8791A109

1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,689,779
	8	Shared Voting Power
	9	Sole Dispositive Power 1,689,779
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,779
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.3%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 72,799,893 Ordinary Shares, par value NIS 0.10 per share, outstanding as of November 9, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Explanatory Note

This Amendment No. 10 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On January 19, 2022, the Issuer entered into that certain binding term sheet (the “Term Sheet”) with Nayax Ltd. (“Nayax”) pursuant to which Nayax agreed to extend a loan to the Issuer in the amount of $5,500,000, the proceeds of which are to be used pay in full the Company’s existing debts to its secured creditors, including the outstanding loan to the Trust.

On January 18, 2022, legal counsel for Mr. Ivy informed legal counsel for Nayax that Mr. Ivy agreed to comply with the “Exclusivity & Stand-Still” provisions of the Term Sheet.

Legal counsel for Mr. Ivy also confirmed that, provided that repayment of the secured loans were made in full in accordance with the Term Sheet, the Trust would agree: (i) not to exercise its pre-emptive rights with respect to all the transactions described in the Term Sheet; and (ii) to vote in favor of the proposed merger (as described in the Term Sheet).

In response to Mr. Ivy’s legal counsel’s request, counsel for Nayax confirmed that: (x) the exemption from liability set forth in the Term Sheet for officers and directors shall also apply to Mr. Ivy; and (y) Nayax would, following the closing of the definitive loan agreement, conduct good faith negotiations as to the possible purchase by Mr. Ivy of OTI PetroSmart (Pty) Ltd.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete and correct.

Dated: January 27, 2022

//s// Jerry L. Ivy, JR.
Jerry L. Ivy, Jr.

//s// Sandra Hardardottir
Sandra Hardardottir